Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-3 No. 333-105850 and Forms S-4 No. 333-44576 and No. 333-36053) of ERP Operating Limited Partnership and in the related Prospectuses of our report dated February 28, 2006 (except for the fourth paragraph of Note 21, for which the date is March 2, 2006) with respect to the consolidated financial statements and schedule of ERP Operating Limited Partnership, and our report dated February 28, 2006 with respect to ERP Operating Limited Partnership management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of ERP Operating Limited Partnership, included in this Annual Report (Form 10-K) for the year ended December 31, 2005.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois

March 6, 2006